EX
Exhibit 21.1
RETROPHIN, INC.
LIST OF SUBSIDIARIES

No.	Name
1	Retrophin Pharmaceutical, Inc.
2	Retrophin Therapeutics I, Inc.
3	Retrophin Therapeutics II, Inc.
4	Retrophin Europe Ltd
5	Retrophin International Holdings Ltd
6	RTRX International CV
7	Retrophin Therapeutics International LLC
8	US LLC 2
9	Retrophin Research Ltd
10	Retrophin US Holdings LLC
11	Manchester Pharmaceuticals LLC
12	Centurion Merger Sub, Inc.
13	[10-em856580]